UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 04 2015
WASHINGTON DC
SECTION

SEC FILE NUMBER
8- 15608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, Suite 2200
(No. and Street)

Montreal (City) (Quebec) Canada (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1250 Blvd René-Lévesque West (Address), Montreal (City) (Quebec) Canada (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

15049856

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic, L.P., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Dorey
Signature

President/CEO/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commissaire à l'Assermentation
Diane Morin
#149 032
POUR TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC ET POUR L'EXTÉRIEUR DU QUÉBEC

Lombard Odier Transatlantic, Limited Partnership

Statement of financial condition
December 31, 2014
(expressed in US dollars)

pwc

March 3, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying statement of financial condition of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2014. The statement of financial condition is the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, accompanying statement of financial condition referred to above present fairly, in all material respects, the financial position of the Limited Partnership at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Lombard Odier Transatlantic, Limited Partnership

Statement of financial condition

As of December 31, 2014

(expressed in US dollars)

	2014 $
Assets	
Current assets	
Cash	4,891,243
Receivables from clients	20,450,525
Receivables from brokers	5,314,364
Receivables from Lombard Odier & Funds (Europe) SA, without interest	207
Other accounts receivable and prepaid expenses	235,080
	30,891,419
Non-current assets	
Deposits and securities with clearing organizations	1,458,615
	32,350,034
Liabilities	
Current liabilities	
Bank overdraft	2,584
Payables to clients	11,820,389
Payables to brokers	13,765,616
Payables to Limited Partner and a company under common control, without interest	1,050,845
Other accounts payable and accrued liabilities	85,017
	26,724,451
Partners' Equity	
Capital	
Capital investment	7,200,000
Current accounts	(1,574,417)
	5,625,583
	32,350,034

Note

Lombard Odier Transatlantic, Limited Partnership is subject to the Securities and Exchange Act of 1934 uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2014, net capital amounts to $5,529,411 and aggregate indebtedness amounts to $13,059,392. Net capital of $5,529,411 exceeds net capital required by $4,658,784. The total ratio of aggregate indebtedness to net capital at December 31, 2014 is 236.18 %.

On behalf of the Board of Directors of Lombard Odier Transatlantic Limited, in its capacity as General Partner,

Robert Dorey ________________ Director

pwc

March 3, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

The report on our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2014 and for the year then ended appears on page 2 of this document. The Computation of a Net Capital Pursuant to Uniform Net Capital Rule15c3-1 of the Securities and Exchange Commission (Schedule I) ("Computation of Net Capital") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Limited Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Limited Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

March 3, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have audited the accompanying statement of financial condition of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of December 31, 2014, and the related statements of income (loss) and comprehensive income (loss), capital and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Limited Partnership at December 31, 2014, and the results of its operations and its cash flows for year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Lombard Odier Transatlantic, Limited Partnership
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014 **Schedule I**

Net capital		
Total ownership equity - Partnership		$ 5 625 583
Substract nonallowable assets		
Securities owned not readily marketable	$ 20 131	
Receivables from affiliates	-	
Prepaid expenses	-	
Other accounts receivables	31 374	51 505
Deductions and/or charges		
Haircut on Cash	36 540	
Aged fail-to-deliver	2 949	39 489
Haircuts on securities		
Stocks and warrants		5 178
Corporate obligations		-
Net capital		$ 5 529 411
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ 100 557	
Clearing organizations: Other	-	100 557
Payables to clients, accounts payable and accrued liabilities		12 958 835
Total aggregate indebtedness		$ 13 059 392
Minimum net capital (Greater of 6-2/3% of total A.I. or $ 100 000)		$ 870 627
Excess net capital		$ 4 658 784
Net capital less greater of 10% of total A.I. or 120 % of $100 000		$ 4 223 472
Ratio - Aggregate indebtedness to net capital		236.18%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Limited Partnership's unaudited December 31, 2014 FOCUS report as filed, result from; an adjustment made of $44,996 to the clerical and administrative employees' expenses resulting from an increase to the bonus accrual and a related increase in tax equalization expense. The losses in error account (differences on transactions per financial statement) was increased by $19,386 due to a correction to the deposit at National Securities Clearing Corporation (NSCC), and other expenses were increased by $5,660 due to adjustments to other accruals. Net income for the year decreased by $70,042.

On the statement of financial condition, the clearing organization other amount was reduced by $53,039, the deposit at NSCC was reduced to agree to the December 31, 2014 confirmation from NSCC, and an increase of $36,101 to miscellaneous other receivables was recorded. On the liabilities, the payable to brokers or dealers and clearing organizations (Non-A.I.) was decreased by $33,653, the accrued expenses were increased by $25,860 and the payables to Limited Partner was increased by $60,897. The net impact on the Net capital is a decrease of $70,042 and brings the net capital from $5,599,453 to $5,529,411.

Lombard Odier Transatlantic, Limited Partnership
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2014 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).

pwc

March 3, 2015

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

In planning and performing our audit of the financial statements of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Limited Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Limited Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Limited Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Limited Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the following objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3. The Limited Partnership is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i)
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Limited Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Limited Partnership in the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Limited Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Limited Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Moreover, the projection of any evaluation of these objectives to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Limited Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Limited Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate as of December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

pwc

March 3, 2015

Report of Independent Accountants

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") for the year ended December 31, 2014, which were agreed to by the Limited Partnership, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Limited Partnership's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Limited Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries as follows: Traced item 2B to wire transfer of $7,211 on July 16, 2014 and traced item 2F to wire transfer of $6,054 on February 12, 2015 to the bank statements, noting no exceptions.

2. Compared the sum of Total Revenue amount reported on each of the quarterly Form X-17A-5 reports submitted to FINRA for each of the quarters ended March 31, June 30, September 30 and December 31, 2014, of $5,583,891, with the amount reported on page 2, line 2a - Total revenue (FOCUS Line 12 / Part IIA Line 9, Code 4030) on Form SIPC-7 for the year ended December 31, 2014 of $5,583,691, noting no differences.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers as follows:

   Compared 2c - deductions on line (3), *Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,* of $277,343 to the detailed general ledger account REA 230 entitled "courtage payé" at December 31, 2014, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows, noting no differences:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d, and the General Assessment @ .0025 on page 2, line 2e of Form SIPC-7, of $5,306,348 and $13,265.87 respectively noting no differences.

   b. Recalculated the mathematical accuracy of the supporting schedules for Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions as reported under 2c. deduction (3), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7 with page 1, item 2h of Form SIPC-7T filed for the prior period ended December 31, 2013 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Limited Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of the Limited Partnership, the SEC, FINRA and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of chartered professional accountants

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015608 FINRA DEC
LOMBARD ODIER TRANSATLANTIC LIMITED PARTNERSHIP
1000 SHERBROOKE ST WEST STE 2200
MONTREAL QUEBEC H3A 3R7
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Dorey (514) 847-7638

2. A. General Assessment (item 2e from page 2) $ 13 265.87
   B. Less payment made with SIPC-6 filed (**exclude interest**) (7211.35)
      July 16, 2014
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 6054.52
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 6054.52
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic, L.P.
(Name of Corporation, Partnership or other organization)

Robert Dorey
(Authorized Signature)

President
(Title)

Dated the 21 day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5583691
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	277343
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	277343
2d. SIPC Net Operating Revenues	$ 5306348
2e. General Assessment @ .0025	$ 13265.87
	(to page 1, line 2.A.)

pwc

March 3, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic, Limited Partnership

We have reviewed Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") assertions, included in the accompanying the Limited Partnership's exemption report, in which (1) the Limited Partnership identified 17 C.F.R. § 240.15c3-3 (k)(2)(i) as the provision under which the Limited Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Limited Partnership stated that it met the identified exemption provision throughout the period from June 1, 2014 to December 31, 2014 without exception. The Limited Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Limited Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A131762

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

LOMBARD ODIER
LOMBARD ODIER TRANSATLANTIC

Lombard Odier Transatlantic, Limited Partnership. - Exemption Report

Lombard Odier Transatlantic, Limited Partnership. (the "Limited Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Limited Partnership states the following:

1. The Limited Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Limited Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from June 1, 2014 to December 31, 2014 without exception.

I, Robert Dorey, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Robert Dorey, CPA, CA
President
Lombard Odier Transatlantic Limited
General Partner of
Lombard Odier Transatlantic, Limited Partnership
March 3rd, 2015